Morse, Zelnick, Rose & Lander
A LIMITED LIABILITY PARTNERSHIP
405 PARK AVENUE
NEW YORK, NEW YORK 10022-4405
212-838-1177
FAX – 212-838-9190
October 7, 2005
WRITER’S DIRECT LINE
(212) 838-8040
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561
Attention Thomas Flinn, Staff Accountant
Re: AdStar, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
From 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-15363
Dear Mr. Flinn:
     On behalf of the above registrant, this will respond to your comment letter dated September 21, 2005. Our answers are provided under the headings used in that letter.
Form 10-K for the Fiscal Year ended December 31, 2004
Independent Auditor’s Report, page F-2
1. As indicated in our prior response letter dated August 12, 2005, the auditor’s report originally filed with the 2004 10-KSB mistakenly failed to note that it had been prepared in accordance with PCAOB Auditing Standards. AdStar has now filed an amended 10-KSB/A for the year ended December 31, 2004 containing a corrected Auditor’s report. There were no other substantive changes to the 10-KSB as originally filed.
Comment Letter Dated July 15, 2005
     AdStar, Inc. hereby acknowledges that
•	AdStar is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	AdStar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
A similar acknowledgment will also be contained in AdStar’s request for acceleration of the pending Registration Statement on Form S-3.
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     After you have completed your review of AdStar’s response to your comments, please advise Mr. Jay. Mumford of the Staff that AdStar has resolved all open questions on its Form 10-K and 10-Q so that he can complete his review of the pending Registration Statement on Form S-3.

Very truly yours,
/s/ STEPHEN A. ZELNICK
Stephen A. Zelnick